[Schroder & Co. Inc. Letterhead]


                                                     November 22, 1999



The Board of Directors
AMCOL International Corporation
1500 West Shore Drive
Suite 500
Arlington Heights, IL 60004

Members of the Board of Directors:

We understand that AMCOL International Corporation ("AMCOL" or the "Company") is entering into a transaction (the "Transaction") pursuant to which the Company would sell substantially all of the assets and certain liabilities (as described in the Agreement (as defined below)) associated with the Superabsorbent Polymers Business (the "SAP Business") to BASF AG ("BASF") for cash consideration of $656.5 million, subject to adjustment as provided in the Agreement (the "Transaction Consideration"). The Agreement provides for an adjustment of the Transaction Consideration to the extent that the actual net working capital of the SAP Business is greater or less than the targeted working capital amount as indicated by management of approximately $34,175,000.

You have requested that Schroder & Co. Inc. ("Schroders") render an opinion (the "Opinion"), as investment bankers, as to the fairness to AMCOL, from a financial point of view, of the Transaction Consideration being paid to AMCOL.

Schroders, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Schroders has acted as financial advisor to AMCOL with respect to the Transaction for which we will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction.

In connection with the Opinion set forth herein, we have, among other things:

     1. Reviewed certain publicly available business and financial information relating to AMCOL and the SAP Business that we deemed relevant;

     2.   Reviewed  certain   unaudited   historical   financial  and  operating
          information relating to the SAP Business provided to us by AMCOL;
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     3.   Reviewed certain other information,  including financial and operating forecasts of the SAP Business, provided to us by AMCOL;

     4. Held discussions with senior management and representatives of AMCOL regarding the business, operations and prospects of the SAP Business and its products;

     5. Reviewed a draft Asset Purchase Agreement dated November 19, 1999, between AMCOL and BASF relating to the Transaction (the "Agreement");

     6. Performed various valuation analyses, as we deemed appropriate, of the SAP Business using generally accepted analytical methodologies, including (i) the application to the financial results of the SAP Business of the public trading multiples of companies which we deemed comparable; (ii) the application to the financial results of the SAP Business of the multiples reflected in recent mergers and acquisitions for businesses which we deemed comparable; (iii) discounted cash flow analyses of the SAP Business' operations and (iv) leveraged buyout analysis of the SAP Business' operations;

     7. Considered the results of solicitations of interest from third parties regarding potential business combinations involving the SAP Business; and

     8. Performed such other financial studies, analyses, inquiries and investigations, as we deemed appropriate including an assessment of the current economic and market conditions.

In rendering the Opinion, we have assumed and relied upon the accuracy and completeness of all information (including the assumptions and bases used in connection with preparation of forecasts and projections) supplied or otherwise made available to us by the Company and the SAP Business or obtained by us from publicly available sources, and upon the assurance of the Company's management that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have also assumed that there will be no decrease in the Transaction Consideration as a result of the working capital adjustment provided for in the Agreement. We have not independently verified such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of the SAP Business, or been furnished with any such appraisals. With respect to financial forecasts for the SAP Business, we have been advised by the Company, and we have assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and judgment as to the expected future financial performance of the SAP Business.

You have advised us that the Company does not disclose internal forecasts or projections of the type provided to Schroders and therefore such forecasts and projections were not prepared with expectation of public disclosure. You have advised us that such forecasts and projections were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions.
Accordingly, actual results could vary significantly from those set forth in such projections.

The Opinion is necessarily based upon financial, economic, market and other conditions as they exist, and the information made available to us, as of the date hereof. We disclaim any undertakings or obligations to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to our attention after the date of the Opinion.

In the ordinary course of our business, we may hold and actively trade debt or equity securities of AMCOL for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

The Opinion does not constitute a recommendation as to any action the Board of Directors of the Company or any stockholder of the Company should take in connection with the Transaction or any aspect thereof. The Opinion relates solely to the fairness from a financial point of view of the Transaction Consideration being paid to AMCOL. We have not taken into account nor are we opining on any tax liabilities related to or resulting from the Transaction which the Company may incur. We express no opinion herein as to the structure, terms or effect of any other aspect of the Transaction or as to the merits of the underlying decision of the Company to enter into the Transaction.

This letter is for the information of the Board of Directors of AMCOL solely for its use in evaluating the fairness from a financial point of view of the Transaction Consideration being paid to AMCOL. It may not be used for any other purpose or referred to without our prior written consent.

Based upon and subject to all of the foregoing, we are of the opinion, as investment bankers, that as of the date hereof, the Transaction Consideration being paid is fair, from a financial point of view, to AMCOL.

                                                     Very truly yours,


                                                     /s/SCHRODER & CO. INC.